Suite 906 – 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	July 30, 2003

Size of Vein System at Rio Luna Increased, Continuity Confirmed
Further Trenching Underway

Dr. Peter Bradshaw, President of First Point Minerals Corp. (TSXV: FPX) is pleased to announce initial results from the second phase of an ongoing trenching program on the Rio Luna epithermal gold property in Nicaragua. Trenching was focused on extending the El Paraíso vein system along strike to the northwest and southeast of trenching completed during phase one. First Point continues to be encouraged with progress at Rio Luna with recent trenching demonstrating that the strike length is more than 5.4 kilometers and confirming the continuity of the El Paraíso vein system which still remains open along strike.

Precious metal grades and vein textures from surface exposures along the El Paraíso vein are similar to those observed in surface exposures at the El Limon mine located 125 kilometers to the west of Rio Luna. At El Limon, economic ore typically lies 100 meters below surface, which reinforces management’s belief that the veins at Rio Luna reflect higher elevations within an epithermal system and that higher grades of gold mineralization can be anticipated at depth.

In the Filadelfia area, located in the southeastern part of the El Paraíso vein system, results returned up to 5.7 grams/tonne (“g/t”) gold and 20 g/t silver over 0.7 meters in trench TR-48 and 3.1 g/t gold and 41.5 g/t silver over 0.4 meters in trench TR-54. Results indicate that in addition to gold, veins in the Filadelfia area also contain appreciable silver grades. Details of some of the second phase of trenching are as follows:

Trench	Area	Average Gold Grade (g/t)	Average Silver Grade (g/t)	True Width (meters)
TR-48 TR-51 TR-52 TR-54	Filadelfia	5.7 1.3 1.9 3.1	20.0 11.1 18.8 41.5	0.7 1.2 1.4 0.4
SJ-06	Santa Juana	2.2	-	2.0
TR-87 TR-87	Balsamo	2.6 2.0	- -	1.4 0.7

The remainder of samples from the second phase of trenching have been submitted and analytical results are pending. Once completed, these results will be used to define diamond drill targets.

Exploration continues at Rio Luna with a third phase of trenching, which is currently underway in the Rodeo area, where four additional veins have been discovered between 1 and 2 kilometers northeast of the El Paraíso vein system.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information, please view: www.firstpointminerals.com or phone Andrew Kaip, Chief Geologist, at (604) 681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter M D Bradshaw”
Peter M. D. Bradshaw, President

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